SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Stitch Fix, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

860897107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 25 Pages

Exhibit Index Contained on Page 24

CUSIP NO. 860897107	13 G	Page 2 of 25

1	NAME OF REPORTING PERSON Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
938,489 shares*, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
938,489 shares*, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	938,489
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON	PN

*Represents 938,489 shares of Class B Common Stock held directly by BCP VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 938,489 shares of Class B Common Stock held by BCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP NO. 860897107	13 G	Page 3 of 25

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,694 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,694 shares*, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 58,694 shares of Class B Common Stock held directly by BFF VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 58,694 shares of Class B Common Stock held by BFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 860897107	13 G	Page 4 of 25

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
38,523 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
38,523 shares*, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	38,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 38,523 shares of Class B Common Stock held directly by BFF VI-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 38,523 shares of Class B Common Stock held by BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be less than 0.1%.

CUSIP NO. 860897107	13 G	Page 5 of 25

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,136,875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 1,136,875 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,136,875 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP NO. 860897107	13 G	Page 6 of 25

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII, L.P. (“BCP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,790,079 shares*, except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Eric Vishria (“Vishria”), the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,790,079 shares*, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,790,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	PN

*Represents 5,790,079 shares of Class B Common Stock held directly by BCP VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 5,790,079 shares of Class B Common Stock held by BCP VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.7%.

CUSIP NO. 860897107	13 G	Page 7 of 25

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
643,041 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
643,041 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	643,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%
12	TYPE OF REPORTING PERSON	PN

*Represents 643,041 shares of Class B Common Stock held directly by BFF VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 643,041 shares of Class B Common Stock held by BFF VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 860897107	13 G	Page 8 of 25

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
852,240 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
852,240 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	852,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	PN

*Represents 852,240 shares of Class B Common Stock held directly by BFF VII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 852,240 shares of Class B Common Stock held by BFF VII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.8%.

CUSIP NO. 860897107	13 G	Page 9 of 25

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,285,360 shares*, of which 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,285,360 shares*, of which 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,285,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.6%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 7,285,360 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,285,360 shares of Class B Common Stock held in aggregate by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%.

CUSIP NO. 860897107	13 G	Page 10 of 25

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF V and BFF VI-B I, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,136,875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 1,136,875 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,136,875 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP NO. 860897107	13 G	Page 11 of 25

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.2%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.3%.

CUSIP NO. 860897107	13 G	Page 12 of 25

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.2%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.3%.

CUSIP NO. 860897107	13 G	Page 13 of 25

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,409 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 45,409 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,467,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.3%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.3%.

CUSIP NO. 860897107	13 G	Page 14 of 25

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 605,015 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 605,015 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,027,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.2%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.9%.

CUSIP NO. 860897107	13 G	Page 15 of 25

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 712,774 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 712,774 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,135,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.3%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 9.0%.

CUSIP NO. 860897107	13 G	Page 16 of 25

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 344,923 shares
6	SHARED VOTING POWER
		1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 344,923 shares
8	SHARED DISPOSITIVE POWER
		1,136,875 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,481,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.6%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 1,136,875 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,136,875 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.5%.

CUSIP NO. 860897107	13 G	Page 17 of 25

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.2%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.3%.

CUSIP NO. 860897107	13 G	Page 18 of 25

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VI and BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		8,422,235 shares*, of which 938,489 are directly owned by BCP VI, 58,694 are directly owned by BFF VI, 38,523 are directly owned by BFF VI-B and 101,169 are held in nominee form for the benefit of persons associated with BCMC VI, 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VI and BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,422,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.2%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 8,422,235 shares of Class B Common Stock held directly by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII, BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 8,422,235 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B and held in nominee form for the benefit of persons associated with BCMC VI, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 8.3%.

CUSIP NO. 860897107	13 G	Page 19 of 25

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,091 shares
6	SHARED VOTING POWER
		7,285,360 shares*, of which 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,091 shares
8	SHARED DISPOSITIVE POWER
		7,285,360 shares*, of which 5,790,079 are directly owned by BCP VII, 643,041 are directly owned by BFF VII and 852,240 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,286,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.6%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 7,285,360 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,285,360 shares of Class B Common Stock held in aggregate by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%.

CUSIP NO. 860897107	13 G	Page 20 of 25

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Founders’ Fund VI, L.P., a Delaware limited partnership (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VI-B”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), Benchmark Capital Partners VII, L.P., a Delaware limited partnership (“BCP VII”), Benchmark Founders’ Fund VII, L.P., a Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric Vishria (“Vishria”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Stitch Fix, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1 Montgomery Street, Suite 1500
San Francisco, California 94104

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed BCP VI, BFF VI, BFF VI-B, BCMC VI, BCP VII, BFF VII, BFF VII-B, BCMC VII, Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky, Spurlock and Vishria. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark
2965 Woodside Road
Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VI, BFF VI, BFF VI-B, BCP VII, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC VI and BCMC VII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky, Spurlock and Vishria are United States Citizens.

CUSIP NO. 860897107	13 G	Page 21 of 25

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock
CUSIP # 860897107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2019 (based on 55,340,765 shares of Class A Common Stock and 46,385,917 shares of Class B Common Stock of the issuer outstanding as of December 4, 2019 as reported by the issuer on Form 10-Q for the period ended November 2, 2019 and filed with the Securities and Exchange Commission on December 10, 2019).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI and BFF VI-B, and the limited liability company agreement of BCMC VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

Under certain circumstances set forth in the limited partnership agreements of BCP VII, BFF VII and BFF VII-B, and the limited liability company agreement of BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 860897107	13 G	Page 22 of 25

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 860897107	13 G	Page 23 of 25

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 860897107	13 G	Page 24 of 25

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	25

CUSIP NO. 860897107	13 G	Page 25 of 25

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Stitch Fix, Inc. shall be filed on behalf of each Reporting Person. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.